BH Securities, LLC

1934 W. Evergreen
Chicago, IL 60622

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 22, 2016

Topel Forman, LLC
500 N. Michigan Ave. Suite 1700
Chicago, IL 60611

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

BH Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Gregory Phillips

Title: CEO